Conn’s, Inc.

4055 Technology Forest Boulevard

The Woodlands, Texas 77381

October 2, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Conn’s, Inc.
Request for Acceleration of Effectiveness
Registration Statement on Form S-3, as Amended (File No. 333-180789)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Conn’s, Inc. (the “Registrant”) hereby requests that the effective date of the above referenced Registration Statement be accelerated to 5:00 PM, Eastern Time, on October 2, 2012 or as soon thereafter as practicable.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Forrest Brumbaugh of Fulbright & Jaworski L.L.P., counsel to the Registrant, at (214) 855-7177 upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours, CONN’S, INC.

By:	/s/ Sydney K. Boone
Name:	Sydney K. Boone
Title:	Corporate General Counsel and Secretary